AB 2/12

[redacted]

SEC Mail Processing Section
FEB 12 2013
Washington DC
400

SECUR 13010233 MISSION

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SEC FILE NUMBER
8 - 52491

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aspen Equity Partners, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2828 N. Harwood Street, Suite 1700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Young — (214) 292-5055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/12/13

OATH OR AFFIRMATION

I, Michael Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen Equity Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner

Title

Carmen Melinda Oliver

Notary Public

CARMEN MELINDA OLIVER
Notary Public, State of Texas
My Commission Expires
September 21, 2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

ASPEN EQUITY PARTNERS, LLC

Financial Statements and Supplemental Schedules
December 31, 2012

(With Independent Auditors' Reports Thereon)

ASPEN EQUITY PARTNERS, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aspen Equity Partners, LLC:

We have audited the accompanying statement of financial condition of Aspen Equity Partners, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 31, 2013

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

ASPEN EQUITY PARTNERS, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	209
Clearing deposit		225,000
Receivable from clearing broker dealer		67,891
Investments, fair value		54,542
Other current assets		3,633
Total assets	$	351,275
Liabilities and Members' Equity		
Liabilities		
Commission payables	$	46,971
Due to broker dealer		55,139
Accrued expenses and other liabilities		20,762
Total liabilities		122,872
Members' equity		228,403
Total liabilities and members' equity	$	351,275

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC

Statement of Operations

For the Year Ended December 31, 2012

Revenues:		
Commission	$	620,100
Investment banking income		32,300
Interest		5,160
Other		3,732
Total revenues		661,292
Operating expenses:		
Rent and executive services, related party		36,500
Commission		445,392
Professional fees		6,888
Licensing and other fees		18,275
Clearing		76,520
General and administrative		117,957
Total operating expenses		701,532
Net loss before income taxes		(40,240)
Income tax expense		-
Net loss	$	(40,240)

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Contributed Capital	Retained Deficit	Total
Balance at December 31, 2011	$ 335,000	$ (66,357)	$ 268,643
Net loss	-	(40,240)	(40,240)
Balance at December 31, 2012	$ 335,000	$ (106,597)	$ 228,403

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(40,240)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in assets and liabilities:		
Clearing deposit		25,000
Receivable from clearing broker dealer		(44,686)
Investments, fair value		(31,657)
Commission payables		26,587
Due to broker dealer		32,254
Accrued expenses and other liabilities		16,031
Net cash used in operating activities		(16,711)
Cash flows from investing activities:		
Note receivable from related party, net		(3,633)
Net cash used in investing activities		(3,633)
Net decrease in cash		(20,344)
Cash and cash equivalents at beginning of year		20,553
Cash and cash equivalents at end of year	$	209
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

ASPEN EQUITY PARTNERS, LLC
Notes to the Financial Statements
December 31, 2012

Note 1 - Nature of Business

Aspen Equity Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides is engaged in full service broker dealer activities and investment banking.

The Company is a Texas limited liability company, which commenced operations on March 20, 2000. On July 7, 2011, the Company underwent a change in control ("Recapitalization") from the previous wholly-owned member, Aspen Advisors, LP. Subsequent to the change in control, the Company has three members, AEP Group, LLC ("AEP Group"), Aspen Partners, Inc. ("Aspen") and PGL, Inc. ("PGL"). Aspen Advisors, LP no longer has any continuing right, title or interest in any assets or any continuing obligations as a member of the Company.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Liquidity and Capital Resources

The Company has experienced operating net losses in the current year. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to identify and retain customers, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the financial services industry.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the retirement industry. At December 31, 2012, the Company has $209 in cash and cash equivalents and working capital of $228,403. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Significant Accounting Policies (continued)

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash equivalents, demand deposit, receivables from clearing broker dealer, investments, commission payables, due to broker dealers, accounts payable and accrued expense, approximate their fair values due to their short maturities.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2012, the Company's Texas franchise tax expense was not significant.

Management Review
The Company has evaluated subsequent events through January 31, 2013, the date the financial statements were available to be issued.

Note 3 - Significant Accounting Policies (continued)

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Significant Provisions of the Company's Limited Liability Agreement

The members shall not be obligated to make any further capital contribution to the Company; and are not liable for any debts, obligations or liabilities of the Company, solely by reason of being such member or acting (or omitting to act) in such capacity or participating in the conduct of the business of the Company. A member may withdraw from the Company at any time in line with the member agreement.

The Company's profits and losses shall be allocated to each member in proportion to their membership percentage owned.

The Company's life is perpetual unless it is dissolved. The Company can be dissolved as a result of the following events: decision of the members to dissolve the Company; death, retirement, resignation, expulsion, bankruptcy or dissolution of a member, or the sale or disposition of all or substantially all of the Company's assets.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the Agreement, the remaining funds of the Company.

Note 5 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

Note 5 - Fair Value Measurements (continued)

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2012:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 47,465	$ -	$ -	$ 47,465
Options	1,935	-	-	1,935
Debt securities	-	5,142	-	5,142
Total investments	$ 49,400	$ 5,142	$ -	$ 54,542

Note 6 - Clearing Deposit

The Company maintains a deposit account with First Southwest Company ("FSW") as part of the Company's contract for services. FSW requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2012, cash of $225,000 has been maintained as a deposit.

Note 7 - Related Party Transactions

The Company has a receivable balance of $3,633 from their RIA affiliate as of December 31, 2012, which is reflected as other assets in the accompanying statement of financial condition.

The Company rents office space from a related party on a month-by-month basis. Rent expense for the year ended December 31, 2012 was $16,500.

Note 8 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $220,145 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.56 to 1.

Schedule I

ASPEN EQUITY PARTNERS, LLC
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

Total members' equity qualified for net capital	$	228,403
Deductions and/or charges		
Non-allowable assets:		-
Total deductions and/or charges		-
Net capital before haircuts on securities		228,403
Haircuts on securities		8,258
Net capital	$	220,145
Aggregate indebtedness		
Commission payables	$	46,971
Due to broker dealer		55,139
Accrued expenses and other liabilities		20,762
Total aggregate indebtedness	$	122,872
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirement		$ 120,145
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 100,145
Ratio of aggregate indebtedness to net capital		0.56 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as reported by Aspen Equity Partners, LLC on Form X-17A-5 on January 10, 2013. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

Schedule II

ASPEN EQUITY PARTNERS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), special account for exclusive benefit of customers.

See notes to the financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Aspen Equity Partners, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Aspen Equity Partners, LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 31, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of Aspen Equity Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Aspen Equity Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Aspen Equity Partners, LLC's compliance with the applicable instructions of the Form SIPC-7. Aspen Equity Partners, LLC's management is responsible for the Aspen Equity Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

January 31, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
- (Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052491 FINRA DEC
ASPEN EQUITY PARTNERS LLC 17*17
2828 N HARWOOD ST STE 1700
DALLAS TX 75201-1509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Young 214-292-5000

2. A. General Assessment (item 2e from page 2) $ 1405
   B. Less payment made with SIPC-6 filed (**exclude interest**) (580)
   7-16-12
   Date Paid
   C. Less prior overpayment applied (-0-)
   D. Assessment balance due or (overpayment) 825
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-
   F. Total assessment balance and interest due (or overpayment carried forward) $ 825
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 825
   H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aspen Equity Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 10 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 661,292
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	596
Total additions	661,888
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	19,011
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,520
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	4,329
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	99,860
2d. SIPC Net Operating Revenues	$ 562,028
2e. General Assessment @ .0025	$ 1,405
	(to page 1, line 2.A.)